                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________


                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________


                            NATIONAL-OILWELL, INC.
                               (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  637071 10 1
                                  -----------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)



THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                 SCHEDULE 13G

-----------------------
 CUSIP NO. 637071 10 1
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      General Electric Capital Corporation, a New York corporation
      I.R.S. #13-1500700
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      New York, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,593,902
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,593,902
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          1,593,902
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      8.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 637071 10 1

------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            General Electric Capital Services, Inc., a Delaware corporation I.R.S. #06-11095031
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                      (b) [X]
------------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------------------------------------------------------------------------------
 NUMBER OF SHARES           5.  SOLE VOTING POWER - Disclaimed.  See 9 below.
 BENEFICIALLY OWNED BY
 EACH PERSON WITH
                            --------------------------------------------------
                            6.  SHARED VOTING POWER - 0
                            --------------------------------------------------
                            7.  SOLE DISPOSITIVE POWER - Disclaimed.  See 9
                                below.
                            --------------------------------------------------
                            8.  SHARED DISPOSITIVE POWER - 0
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES [_]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (9)
              Not Applicable.  See 9 above.
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON - CO
------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 637071 10 1

-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        General Electric Company, a New York corporation
        I.R.S. #14-0089340
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                      (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York, USA
-------------------------------------------------------------------------------
 NUMBER OF SHARES            5.  SOLE VOTING POWER - Disclaimed.  See 9 below.
 BENEFICIALLY OWNED BY
 EACH PERSON WITH
                             --------------------------------------------------
                             6.  SHARED VOTING POWER - 0
                             --------------------------------------------------
                             7.  SOLE DISPOSITIVE POWER - Disclaimed.  See 9
                                 below.
                             --------------------------------------------------
                             8.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

Beneficial ownership of all shares is disclaimed by General Electric Company.
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES [ ]
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (9)
              Not Applicable.  See 9 above.
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

ITEM 1(A).     NAME OF ISSUER:
               --------------

               National-Oilwell, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICERS:
               ------------------------------------------------

               5555 San Felipe
               Houston, Texas 77056

ITEM 2(A).     NAME OF PERSON FILING:
               ---------------------

               This Statement is being filed by:

               (i) General Electric Capital Corporation, a New York corporation ("GE Capital");

               (ii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"), which owns all of the outstanding capital stock of GE Capital; and

               (iii) General Electric Company, a New York corporation ("GE"), which owns all of the outstanding capital stock of GECS.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               ------------------------------------

               (i)   GE Capital
                     260 Long Ridge Road
                     Stamford, Connecticut 06927

               (ii)  GECS
                     260 Long Ridge Road
                     Stamford, Connecticut 06927

               (iii) GE
                     3135 Easton Turnpike
                     Fairfield, Connecticut 06431

ITEM 2(C).     CITIZENSHIP:
               -----------

               See Item 4 of the Cover Page.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               ----------------------------

               Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER:
               ------------

               637071 10 1

ITEM 3. INFORMATION IF STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

               Not applicable.

ITEM 4.        OWNERSHIP:
               ---------

          As of December 31, 1996, GE Capital was the beneficial owner of 1,593,902 shares of Common Stock (the "GE Capital Shares"). The GE Capital Shares constitute 8.9% of the outstanding shares of Common Stock based on 17,874,128 shares of Common Stock outstanding. GECS and GE disclaim beneficial ownership in any shares of Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               --------------------------------------------

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               ---------------------------------------------------------------

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               ---------------------------------------------------------

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:
               ------------------------------

               Not applicable.

ITEM 10.       CERTIFICATION:
               -------------

               Not applicable.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       GENERAL ELECTRIC CAPITAL CORPORATION


                                       By: /s/ Michael A. Gaudino
                                           _____________________________________
                                           Name:       Michael A. Gaudino
                                           Title:      Vice President



                                       Dated: February 13, 1997

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                       By: /s/ Nancy E. Barton
                                           _____________________________________
                                           Name:   Nancy E. Barton
                                           Title:  Senior Vice President,
                                                   General Counsel and Secretary


                                       Dated: February 13, 1997

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       GENERAL ELECTRIC COMPANY


                                       By: /s/ Nancy E. Barton
                                           _____________________________________
                                           Name:   Nancy E. Barton
                                           Title:  Attorney-in-Fact


                                       Dated: February 13, 1997

                                 EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

Exhibit 1 Joint Filing Agreement dated as of February 13, 1997 by and among GE Capital, GECS and GE (filed herewith).

Exhibit 2 Power of Attorney executed by GE (incorporated by reference to Exhibit 5 to the Schedule 13D for LaserMaster Technologies, Inc., filed on October 6, 1996).

                            JOINT FILING AGREEMENT
                            ----------------------

          This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date with respect to beneficial ownership of the undersigned of shares of the common stock, par value $.01 per share, of National-Oilwell, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 1997

                                        GENERAL ELECTRIC CAPITAL CORPORATION


                                        By: /s/ Michael A. Gaudino
                                           _____________________________________
                                           Name:    Michael A. Gaudino
                                           Title:   Vice President


                                        GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                        By: /s/ Nancy E. Barton
                                           _____________________________________
                                           Name:    Nancy E. Barton
                                           Title:   Senior Vice President,
                                                    General Counsel and
                                                    Secretary


                                        GENERAL ELECTRIC COMPANY


                                        By: /s/ Nancy E. Barton
                                           _____________________________________
                                           Name:    Nancy E. Barton
                                           Title:   Attorney-in-Fact